SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 8, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 8, 2007.

PRESS RELEASE	Amsterdam, 7 November 2007
ING to acquire strategic stake in Thailand’s TMB Bank
ING announced today that it has reached a conditional agreement to acquire a 30% stake (on a fully diluted basis) in TMB Bank PCL (TMB) in Thailand for approximately EUR 460 million. The transaction enables ING to extend its footprint in the fast growing Asian market.
Eli Leenaars, Executive Board member and responsible for ING’s global retail banking activities said, “This transaction provides ING with a unique opportunity to enter a major growth market in Asia. The partnership leverages our expertise in retail banking and TMB’s superior distribution platform thereby greatly enhancing the quality of service and breadth of financial products offered to TMB’s customers”.
The strategic investment is part of TMB’s capital raising plan to strengthen its capital adequacy. According to the plan, TMB will allocate 25,000 million shares at a price of Thai Baht (THB) 1.60 per share to ING and THB 1.40 per share to existing investors. ING will acquire a stake of 25.1% in TMB voting shares and a further 4.9% either in voting shares or in non-voting shares (through tradable depository receipts). TMB will request a waiver from the Thai Securities and Exchange Commission so as not to trigger a tender offer to purchase all the outstanding shares of TMB. The Thai Ministry of Finance is also expected to participate in the capital raising with a 26.1% stake following the capital raising. The remaining shares will be offered to existing shareholders and other new shareholders once existing shareholders’ demand is met.
Established in 1957, TMB is one of the leading banks in Thailand with approximately EUR 14 billion in total assets, over 5 million customers and 472 branches with a broad representation throughout Thailand. TMB offers a wide range of products and services with a large retail deposit base and lending focus on the small-to-medium enterprise (SME) and corporate sectors.
ING is working closely with TMB and the Thai Ministry of Finance on a post-agreement plan that best leverages the strength of both entities.
ING believes there is a significant growth opportunity in Asia and has made several strategic investments in countries which it views as having growth potential e.g. ING holds a 16.07% stake in Bank of Beijing in China and a 44% stake in ING Vysya Bank in India.
The transaction is subject to TMB’s shareholders approval of, amongst other things, the waiver of ING’s obligation to make a general offer, which requires a 75% vote, together with approvals from various regulators including the Bank of Thailand, the Thai Ministry of Finance and the Dutch Central Bank (DNB). The transaction is expected to close in the last quarter of 2007 and will have a negligible impact on the Tier-1 ratio of ING Bank NV.
Press enquiries
Nanne Bos
ING Group
+31 20 5416516
nanne.bos@ing.com
Karen Williams
ING Asia/Pacific
+852 3762 8236
karen.williams@ap.ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 8, 2007